SECURITIES AND EXCHANGE COMMISSION     ----------------------------------
              Washington, DC 20549
                                                          OMB APPROVAL
                   FORM 12b-25                ----------------------------------
                                              OMB Number:              3235-0058
           NOTIFICATION OF LATE FILING        Expires:          January 31, 2005
                                              Estimated average burden
                                              Hours per form................2.50
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                                              SEC FILE NUMBER: 000-33211
                                              CUSIP NUMBER: 92846Y-10-0
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      [ ] Form 10-KSB      [  ] Form 20-F      [  ] Form 11-K
      [X] Form 10-QSB      [  ] Form N-SAR

For the Period Ended: September 30, 2004


[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant: 5G Wireless Communications, Inc.

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number):

4136 Del Rey Avenue
Marina Del Rey, California 90292

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

                              PART III - NARRATIVE

The Registrant is in the process of compiling information for the quarter ended September 30, 2004 for the Form 10-QSB, all of which information has not yet been received and processed.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Don Boudewyn: (310) 448-8022.

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

(a) Revenues. The Registrant expects to report total revenues of $397,239 for the nine months ended September 30, 2004, as compared to total revenues of $122,444 for the nine months ended September 30, 2003. The Registrant expects to report total revenues of $213,444 for the three months ended September 30, 2004, as compared to total revenues of $69,264 for the three months ended September 30, 2003.

(b) Net Profit (Loss). The Registrant expects to report a net loss of $3,500,601, or $0.01 per share, for the nine months ended September 30, 2004, as compared to a net loss of $1,303,312, or $0.01 per share, for the nine months ended September 30, 2003. The Registrant expects to report a net loss of $1,616,243, or $0.00 per share, for the three months ended September 30, 2004, as compared to a net loss of $900,096, or $0.00 per share, for the three months ended September 30, 2003.

The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          5G Wireless Communications, Inc.

Dated: November 15, 2004                  By: /s/ Jerry Dix
                                              ----------------------
                                              Jerry Dix, Chief Executive Officer

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